U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI 53202

November 30, 2006

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100F Street, N.E.
Washington, D.C. 20549

Re: TRUST FOR PROFESSIONAL MANAGERS
File Nos.: 333-62298, 811-10401

To whom it may concern:

Per a conversation between Mr. O’Connor and Ms. Deanna Christman on October 25, 2006, an application for the withdrawal of Post-Effective Amendment No. 27 was filed on October 27, 2006. Post-Effective Amendment No. 27 was originally filed for the purpose of adding one new series to the Trust: the Leader Short-Term Bond Fund (the “Fund”). Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), the Trust hereby submits Post-Effective Amendment No. 37 to the Trust’s Registration Statement for the purpose of adding the Fund as new series of the Trust, and to make certain material changes to the documents filed as Post-Effective Amendment No. 27 at the request of the Fund’s investment advisor..

Pursuant to Rule 461(a) under the 1933 Act, as amended, the Trust respectfully requests that the effectiveness of the enclosed Post-Effective Amendment No. 37 to Form N-1A be accelerated as soon as practicable.  At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this registration statement. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo
Rachel A. Spearo
For U.S. Bancorp Fund Services, LLC

Trust for Professional Managers

/s/ Joseph C. Neuberger
Name: Joseph C. Neuberger
Title: President

Quasar Distributors, LLC, the principal underwriter for the above-referenced Registrant, hereby concurs in the request for acceleration of the effective date of Post-Effective Amendment No. 35 to its Registration Statement filed on Form N-1A.

Quasar Distributors, LLC

/s/ James Schoenike
Name: James Schoenike
Title: President

Enclosures